UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-10499
NorthWestern Corporation

(Exact name of registrant as specified in its charter)
3010 W. 69th Street, Sioux Falls, South Dakota 57108
(605) 978-2900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $0.01
Preferred Stock, Par Value $0.01
South Dakota First Mortgage Bonds
Montana First Mortgage Bonds

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 1*
*On October 2, 2023, NorthWestern Corporation (“Old NWE”) implemented a holding company reorganization (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Old NWE, NorthWestern Energy Group, Inc., a Delaware corporation (“New NWE”), and NorthWestern Energy Merger Company, a Delaware corporation (“Merger Sub”), which resulted in New NWE owning all of the outstanding capital stock of Old NWE. Pursuant to the Merger, Merger Sub, a direct, wholly-owned subsidiary of New NWE and an indirect, wholly-owned subsidiary of Old NWE, merged with and into Old NWE, with Old NWE surviving as a direct, wholly-owned subsidiary of New NWE. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old NWE, which is now a wholly-owned subsidiary of New NWE, under the Exchange Act, and does not affect the reporting obligations of New NWE, which is the successor to Old NWE under the Exchange Act.
Pursuant to the requirements of the Securities Exchange Act of 1934 NorthWestern Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 7, 2023	By:	/s/ Timothy P. Olson